September 27, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (201) 258-8430</u>

Mr. Jeff Smith
Vice President and Chief Financial Officer
PDI, Inc.
Saddle River Executive Center
1 Route 17 South
Saddle River, NJ 07458

Re: **PDI, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 17, 2006
        Response letter dated September 15, 2006
        File No. 0-24249

Dear Mr. Smith:

        We have reviewed your response letter dated September 15, 2006 and have the following additional comment. We have limited our review to only the issue addressed below and will make no further review of your documents.   After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>Item 9AControls and Procedures</u>
<u>(a) Disclosure Controls and Procedures, page 36</u>

1.   Please confirm that in future filings, you will state clearly whether the disclosure controls
        and procedures were determined to be effective or not effective.

Mr. Jeff Smith
PDI, Inc.
September 27, 2006

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant